Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 28, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Attn: Craig Ruckman

Re:	Transamerica Series Trust (the “Registrant”) (File Nos. 033-00507; 811-04419)

To the Commission:

Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000930413-10-000868) on February 17, 2010 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Margaret A. Cullem-Fiore and Kathi Williams on April 5, 2010. Set forth below are the SEC comments and the Registrant’s responses.

General Comments:

1.

Comment: Supplementally confirm that the paragraph required by Item 1 of Form N1-A, information to shareholders regarding where to obtain a portfolio’s prospectus and other information about the portfolio, is included in each Summary Prospectus.

Response: The Registrant so confirms.

2.

Comment: Supplementally confirm that the Registrant complies with the notice requirements of Rule 14a-16 of the Securities Exchange Act of 1934 regarding disclosure of proxy materials when soliciting proxies.

Response: The Registrant so confirms.

3.	Comment: Supplementally verify that the title “Summary Prospectus” will be boldly located on each Summary Prospectus in the upper right-hand corner.
Response: The Registrant so verifies.

4.	Comment: In response to Item 3 of Form N1-A, include information regarding fees and expenses of the portfolio before the “Annual Operating Expense” table.
Response: The Registrant has included the sentence “There are no sales charges (load) or other transaction fees applicable to the portfolio.” under the section entitled “Fees and Expenses.”

5.	Comment: Include disclosure in the following sections relating to the impact of fees of policies or contracts: “Fees and Expenses,” “Example” and “Performance.”
Response: Comment accepted. The prospectus has been revised accordingly.

6.

Comment: Remove the footnote to the “Annual Operating Expense” table relating to fee waivers and/or expense limitations unless such waiver/limitation is actively utilized, and adjust the table format as applicable.

Response: Comment accepted. The prospectus has been revised accordingly.

7.

Comment: Include risk disclosure relating to investments in “cash, cash equivalent securities or short-term debt securities, repurchase agreements and money market instruments” for each portfolio as applicable.

Response: Comment accepted. The Registrant has added a cash management risk factor where relevant.

8.	Comment: Delete “and may result in higher taxes when portfolio shares are held in a taxable account” from the second sentence in the “Portfolio Turnover” section.
Response: Comment accepted. The prospectus has been revised accordingly.

9.	Comment: Supplementally explain why “Defensive Investing” and “Increase in Expenses” are considered a primary risk in certain of the portfolios (particularly in the asset allocation portfolios).

Response: Each portfolio that includes “Defensive Investing” as a principal risk does so because the portfolio may, as part of its principal investment strategies, take temporary defensive positions in cash and short-term debt securities without limit under certain conditions. Each portfolio that includes “Increase in Expenses” as a primary risk does so because, for a variety of reasons, portfolio expense ratios may be higher than those shown in the fee table (e.g., if net assets decrease).

10.	Comment: Delete “commencement of operations” footnote from below the “Annual Average Total Returns” table and include information in a parenthetical phrase in the line item.
Response: Comment accepted. The prospectus has been revised accordingly.

11.	Comment: Where applicable, move the sentence relating to the portfolio’s “prior information” from below the “Annual Average Total Returns” table and include after the “Performance” lead-in paragraph.
Response: Comment accepted. The prospectus has been revised accordingly.

12.	Comment: Revise the “Tax Information” section to be more relevant to policyholders or contract owners.
Response: Comment accepted. The prospectus has been revised accordingly.

13.	Comment: Supplementally confirm that the language disclosed in “Payments to Broker-Dealers and Other Financial Intermediaries” is applicable.
Response: The Registrant so confirms, and notes that language has been supplemented to disclose that insurance companies are among the financial intermediaries that may receive such payments.

14.	Comment: As applicable for global and international portfolios, explain what percentage of assets will be invested outside the United States.

Response: The Registrant does not believe the disclosure of the percentage of assets that will be invested outside the United States by each relevant portfolio is required by Form N-1A. Accordingly, no change has been made to the prospectus.

15.	Comment: Verify that the “Credit” summary risk disclosure is correct in Item 4, and that “Credit” is shown as stand-alone disclosure in the Item 9 Risk Section.
Response: The Registrant so verifies.

16.	Comment: Where applicable, clarify that “high-yield bonds” may be considered “junk bonds.”

Response: Comment accepted. The Registrant has expanded the “High-Yield Debt Securities” risk disclosure to clarify that high-yield debt securities/junk bonds are securities rated below investment grade (that is, securities rated below Baa/BBB).

17.	Comment: Include a table to cross reference underlying ETFs and institutional mutual funds at the back of the prospectus.
Response: Comment accepted. The prospectus has been revised accordingly.

Individual Portfolio Comments:

1. Transamerica AEGON High Yield Bond VP

Comment: Incorrect paragraph relating to underlying ETFs is shown after performance table in the initial 485-a filing.
Response: Comment accepted. The prospectus has been revised accordingly.
Comment: Example is out of order in the initial 485-a filing.
Response: Comment accepted. The prospectus has been revised accordingly.

2. Transamerica Asset Allocation - Conservative VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Verify consistency between Item 4 and Item 9 disclosure relating to allocation of assets in high yield bonds.
Response: The Registrant so verifies.

Comment: Add asset allocation risk.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add U.S. Government Securities and Short-Term Commercial Paper risks.
Response: Comment accepted. The Registrant has added a cash management risk factor.

Comment: Remove the reference to “Portfolio Construction Manager” and “Portfolio Construction Team.”

Response: The Registrant has contractually agreed not to refer to the manager of this portfolio specifically as a “sub-adviser.” However, because Morningstar Associates, LLC and the individuals named provide day-to-day management of the portfolio, the Registrant believes this disclosure adequately responds to Item 5 of Form N1-A. Accordingly, no change has been made to the prospectus.

3. Transamerica Asset Allocation - Growth VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Add asset allocation risk.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add U.S. Government Securities and Short-Term Commercial Paper risks.
Response: Comment accepted. The Registrant has added a cash management risk factor

Comment: Remove the reference to “Portfolio Construction Manager” and “Portfolio Construction Team.”

Response: The Registrant has contractually agreed not to refer to the manager of this portfolio specifically as a “sub-adviser.” However, because Morningstar Associates, LLC and the individuals named provide day-to-day management of the portfolio, the Registrant believes this disclosure adequately responds to Item 5 of Form N1-A. Accordingly, no change has been made to the prospectus.

4. Transamerica Asset Allocation - Moderate VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Verify consistency between Item 4 and Item 9 disclosure relating to allocation of assets in high yield bonds.
Response: The Registrant so verifies.

Comment: Add asset allocation risk.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add U.S. Government Securities and Short-Term Commercial Paper risks.
Response: Comment accepted. The Registrant has added a cash management risk factor

Comment: Remove the reference to “Portfolio Construction Manager” and “Portfolio Construction Team.”

Response: The Registrant has contractually agreed not to refer to the manager of this portfolio specifically as a “sub-adviser.” However, because Morningstar Associates, LLC and the individuals named provide day-to-day management of the portfolio, the Registrant believes this disclosure adequately responds to Item 5 of Form N1-A. Accordingly, no change has been made to the prospectus.

5. Transamerica Asset Allocation - Moderate Growth VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Verify consistency between Item 4 and Item 9 disclosure relating to allocation of assets in high yield bonds.
Response: The Registrant so verifies.

Comment: Add asset allocation risk.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add U.S. Government Securities and Short-Term Commercial Paper risks.
Response: Comment accepted. The Registrant has added a cash management risk factor

Comment: Remove the reference to “Portfolio Construction Manager” and “Portfolio Construction Team.”

Response: The Registrant has contractually agreed not to refer to the manager of this portfolio specifically as a “sub-adviser.” However, because Morningstar Associates, LLC and the individuals named provide day-to-day management of the portfolio, the Registrant believes this disclosure adequately responds to Item 5 of Form N1-A. Accordingly, no change has been made to the prospectus.

6. Transamerica Balanced VP

Comment: Add disclosure to the “Principal Investment Strategies” section stating that the portfolio follows a growth style and can invest in companies of any size.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Clarify the definition of “lower-rated bond” and “junk bonds.”

Response: Comment accepted. The Registrant has expanded the “High-Yield Debt Securities” risk disclosure to clarify that high-yield debt securities/junk bonds are securities rated below investment grade (that is, securities rated below Baa/BBB).

Comment: “Stock risk” disclosure is out of order in the initial 485-a filing.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Clarify certain disclosure in Item 9 regarding investment strategies based on bond ratings.
Response: See above response relating to clone disclosure.

7. Transamerica BlackRock Global Allocation VP

Comment: Consider moving italicized paragraphs in the “Investment Objective” section to the “Principal Strategies” section.

Response: The Registrant believes the description of the portfolio’s investment of its assets in an underlying fund should be prominently placed. The placement of the disclosure was previously reviewed by the SEC staff. Accordingly, no change has been made to the prospectus.

Comment: Remove the Annual Operating Expense table of the BlackRock Fund as it is not required per Form N1-A.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Coordinate and revise disclosure with the BlackRock Fund prospectus as applicable.
Response: Comment accepted. The strategies and risks of the portfolio reflect those strategies and risks of the BlackRock Fund.

Comment: Verify that expenses incurred over 1 basis point due to investments in the subsidiary are listed in the fee table under acquired fund fees’ expenses if applicable.
Response: The Registrant so verifies.

Comment: Please disclose that the portfolio may withdraw its investment from the BlackRock Fund at any time.

Response: The ability of the portfolio to withdraw its investment from the BlackRock Fund is discussed in the italicized paragraphs under the heading “Objective.” Accordingly, no change has been made to the prospectus.

Comment: Add Large/Small Cap Companies and Exchange Traded Funds risks.
Response: The risks of the portfolio reflect those risks of the BlackRock Fund. Accordingly, no change has been made to the prospectus.

8. Transamerica BlackRock Large Cap Value VP

Comment: Add disclosure to the “Principal Investment Strategies” section stating that the portfolio emphasizes “value-oriented” investments.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Ensure consistency between Item 4 and Item 9 disclosure relating to the portfolio’s description of a large cap company.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add disclosure to the “More on the Portfolios’ Strategies and Investments” section in Item 9 relating to investments in foreign securities, convertible securities, preferred stocks, illiquid securities, and U.S. government debt securities disclosure to tie to Item 4 summary language.

Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add Large/Small Cap Companies, U.S. Government Securities, Foreign Securities, Convertible Securities and Illiquid Securities risks.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: The performance bar chart and table are out of order in the initial 485-a filing.
Response: Comment accepted. The prospectus has been revised accordingly.

9. Transamerica BlackRock Tactical Asset Allocation VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Verify that the language in the “Principal Investment Strategies” section that states “Equity exposure increases with higher 10-year swap rates and lower implied volatility. Equity exposure decreases with lower swap rates and higher implied volatility” does not refer to derivatives.

Response: The Registrant so verifies.

Comment: Add U.S. Government Securities and Short-Term Commercial Paper risks.
Response: Comment accepted. The Registrant has added a cash management risk factor

Comment: Include the paragraph relating to strategies and risks of the underlying portfolios in “More on the Portfolios’ Strategies and Investments” section in Item 9.
Response: Comment accepted. The prospectus has been revised accordingly.

10. Transamerica Clarion Global Real Estate Securities VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section stating that the portfolio can invest in companies of any size.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Summary can be more concise. Disclose the 1st 3 sentences of the 2nd paragraph in Item 9 disclosure only.
Response: See above response relating to clone disclosure.

Comment: Add Large Cap Companies, Active Trading and Repurchase Agreements risks.
Response: See above response relating to clone disclosure.

Comment: Globally, add “Repurchase Agreements” risk where discussed in specific strategies of a portfolio.
Response: The Registrant believes that this risk is adequately covered in the expanded “Cash Management and Defensive Investing” risk.

11. Transamerica Convertible Securities VP

Comment: Add disclosure to the “Principal Investment Strategies” section relating to the portfolio’s fixed-income strategy to correspond with the risk.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add Large Cap Companies, Active Trading and Repurchase Agreements risks.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Globally, add “Repurchase Agreements” risk where discussed in specific strategies of a portfolio.
Response: The Registrant believes that this risk is adequately covered in the expanded “Cash Management and Defensive Investing” risk.

Comment: Supplementally, clarify why the portfolio has a “Defensive Investing” strategy.

Response: While a fixed-income portfolio may normally invest primarily in longer-term fixed-income securities in pursuit of its objective, the “Defensive Investing” strategy gives the portfolio the ability to take temporary defensive positions in cash and short-term debt securities without limit under certain conditions.

Comment: Globally, clarify why certain fixed-income portfolios have a “Defensive Investing” strategy.
Response: See above response.

Comment: Clarify Item 9 disclosure: “The portfolio may also invest in other securities and investment strategies in pursuit of its investment objective.” Investment strategies should be specific.
Response: Comment accepted. This sentence has been removed from the prospectus disclosure for this portfolio.

12. Transamerica Diversified Equity VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to investments in foreign securities, growth stocks and value investing to correspond with risks.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Supplementally, clarify why the portfolio has a “Focused Investing” risk.
Response: The Registrant notes that a diversified fund may invest in a smaller number of issuers and still meet the requirements of a “diversified company” under Section 5(b)(1) of the 1940 Act.

Comment: Add Large Cap Companies risk.
Response: See above response relating to clone disclosure.

13. Transamerica Efficient Markets VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Verify that expenses incurred over 1 basis point due to investments in other investment companies are listed in the fee table under acquired fund fees’ expenses if applicable.
Response: The Registrant so verifies.

14. Transamerica Federated Market Opportunity VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to investments in non-investment grade (junk) bonds, emerging markets, country, sector or industry focus, portfolio turnover, other investment companies, leveraging and liquidity to correspond with risks.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Verify that expenses incurred over 1basis point due to investments in other investment companies are listed in the fee table under acquired fund fees’ expenses if applicable.
Response: The Registrant so verifies.

15. Transamerica Focus VP

Comment: Clarify that “high-yield bonds” may be considered “junk bonds.”

Response: Comment accepted. The Registrant has expanded the “High-Yield Debt Securities” risk disclosure to clarify that high-yield debt securities/junk bonds are securities rated below investment grade (that is, securities rated below Baa/BBB).

Comment: Add Large Cap Companies risk.
Response: See above response relating to clone disclosure.

Comment: Incorrect paragraph relating to underlying portfolios is out of place in the initial 485-a filing.
Response: Comment accepted. The prospectus has been revised accordingly.

16. Transamerica Foxhall Emerging Markets/Pacific Rim VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to growth stocks and value investing to correspond with risks.

Response: Growth and value investing are core investment strategies for the portfolios, and the Registrant believes the current disclosure adequately describes this strategy. Accordingly, no additional disclosure has been added to the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

17. Transamerica Foxhall Global Conservative VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

18. Transamerica Foxhall Global Growth VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to the growth style of the portfolio’s strategy.

Response: The portfolio’s investment objective is “growth of capital” with the core investment strategy based on this objective. The Registrant believes the current disclosure adequately describes this strategy by stating that the portfolio’s management process is tactical and active, and that the portfolio intends, under normal circumstances, to invest 80% of its assets in equity ETFs. Accordingly, no additional disclosure has been added to the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

19. Transamerica Foxhall Global Hard Asset VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to growth stocks and fixed-income investing to correspond with risks.

Response: The portfolio’s core investment strategies are based on allocations determined by technical market indicators, and the portfolio may shift its allocations among ETFs in order to track “hard assets.” The Registrant believes the current disclosure adequately describes this strategy. Accordingly, no additional disclosure has been added to the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Supplementally confirm that the portfolio’s exposure to derivatives will be through its investments in ETFs, and derivatives will not be considered “hard assets”.
Response: The Registrant so confirms.

20. Transamerica Growth Opportunities VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to investments in currency, derivatives, foreign securities and value investing to correspond with risks.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Clarify disclosure: “While the portfolio invests principally in equity securities, TIM may also, to a lesser extent, invest in debt securities or other securities and investment strategies in pursuit of its investment objective.” Investment strategies should be specific.

Response: Comment accepted. This sentence has been revised to remove “or other securities and investment strategies.”

Comment: Performance lead-in paragraph missing in the initial 485-a filing.
Response: Comment accepted. The prospectus has been revised accordingly.

21. Transamerica Hanlon Balanced VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add Large Cap Companies, High-Yield Debt Securities, Growth Stocks and Value Investing risks.
Response: Comment accepted. The prospectus has been revised accordingly.

22. Transamerica Hanlon Growth VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add Large Cap Companies, High-Yield Debt Securities, Growth Stocks and Value Investing risks.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Supplementally confirm why “growth” is appropriate in the portfolio name.

Response: The portfolio’s investment objective is “capital appreciation” and the Registrant believes this adequately indicates a “growth” portfolio. However, based on the SEC’s comment, the Registrant has revised the sentence in bullet #2 as follows:

The equity allocation may involve any combination of domestic and international ETFs, consisting of any mixture of large, medium and small-cap styles ~~and pursuing growth or value strategies~~.

23. Transamerica Hanlon Growth and Income VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add Large Cap Companies, High-Yield Debt Securities, Growth Stocks and Value Investing risks.
Response: Comment accepted. The prospectus has been revised accordingly.

24. Transamerica Hanlon Managed Income VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add High-Yield Debt Securities risk.
Response: Comment accepted. The prospectus has been revised accordingly.

25. Transamerica Index 35 VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.

Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

26. Transamerica Index 50 VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

27. Transamerica Index 75 VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

28. Transamerica Index 100 VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Supplementally confirm that the portfolio may invest in any of the underlying portfolios or identify those that are applicable.
Response: Comment accepted. The prospectus has been revised accordingly.

29. International Moderate Growth VP

Comment: Supplementally clarify that the investment strategies and risks of the underlying portfolios (in the aggregate) are those of the portfolio in response to Item 4 of Form N-1A. Please add additional risk disclosure, if necessary, for the underlying portfolios’ disclosure.

Response: As noted in both the principal investment strategy and principal risk sections of each relevant portfolio, the portfolio is subject to the investment strategies and risks of the underlying portfolios in which it invests. The Registrant believes that the investment risks of the underlying portfolios are, in the aggregate, adequately disclosed in the primary risk section of each relevant portfolio. The Registrant notes that the “Underlying Portfolio” section of the prospectus identifies certain risks of the underlying portfolios and the “More on the Risks of Investing in the Portfolios” section of the prospectus provides additional information regarding such risks.

Comment: Clarify the definition of underlying portfolios consistently in Item 4 and Item 9.
Response: The definition of “underlying portfolios” is now used consistently throughout the prospectus.

Comment: Verify consistency between Item 4 and Item 9 disclosure relating to allocation of assets in high yield bonds.
Response: The Registrant so verifies.

Comment: Clarify that “high-yield bonds” may be considered “junk bonds.”

Response: Comment accepted. The Registrant has expanded the “High-Yield Debt Securities” risk disclosure to clarify that high-yield debt securities/junk bonds are securities rated below investment grade (that is, securities rated below Baa/BBB).

Comment: Add Asset Allocation risk.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add High-Yield Debt Securities, U.S. Government Securities and Short-Term Commercial Paper risks.

Response: The Registrant believes that certain of these risks have been adequately covered in the expanded “Cash Management and Defensive Investing” risk and the prospectus has been revised accordingly.

Comment: Remove the reference to “Portfolio Construction Manager” and “Portfolio Construction Team.”

Response: The Registrant has contractually agreed not to refer to the manager of this portfolio specifically as a “sub-adviser.” However, because Morningstar Associates, LLC and the individuals named provide day-to-day management of the portfolio, the Registrant believes this disclosure adequately responds to Item 5 of Form N1-A. Accordingly, no change has been made to the prospectus.

30. Transamerica Jennison Growth VP

Comment: Add Large Cap Companies risk.
Response: See above response relating to clone disclosure.

31. Transamerica JPMorgan Core Bond VP

Comment: Clarify that “high-yield bonds” may be considered “junk bonds.”

Response: Comment accepted. The Registrant has expanded the “High-Yield Debt Securities” risk disclosure to clarify that high-yield debt securities/junk bonds are securities rated below investment grade (that is, securities rated below Baa/BBB).

Comment: Add High-Yield Debt Securities, U.S. Government Securities and Asset-Backed Securities risks.
Response: See above response relating to clone disclosure.

32. Transamerica JPMorgan Enhanced Index VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to investments in short-term, fixed-income securities to correspond with risks.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Verify consistency between Item 4 and Item 9 disclosure relating to derivatives disclosure.

Response: The Registrant so verifies.

Comment: Add Large Cap Companies, U.S. Government Securities, Growth Stocks and Short-Term Commercial Paper risks.
Response: The Registrant believes that these risks have been adequately covered in the expanded “Cash Management and Defensive Investing” risk and the “Market” risk.

33. Transamerica JPMorgan Mid Cap Value VP

Comment: Verify consistency between Item 4 and Item 9 disclosure relating to derivatives disclosure.
Response: The Registrant so verifies.

Comment: Clarify this sentence: Maximum weightings in any sector are double that of the benchmark or 25%, whichever is greater.
Response: The Registrant believes this sentence is clear.

Comment: Add Large Cap Companies risk.
Response: The Registrant believes that this risk has been adequately covered in the “Market” risk.

34. Transamerica MFS International Equity VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to leveraging and liquidity to correspond with risks.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Add Large Cap Companies risk.
Response: See above response relating to clone disclosure. Also, the Registrant believes that this risk has been adequately covered in the “Market” risk.

35. Transamerica Money Market VP

Comment: Remove the footnote to the “Annual Operating Expense” table relating to “negative yield waiver”
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Add U.S. Government Securities, Short-Term Commercial Paper and Foreign Securities risks.

Response: The Registrant believes that certain of these risks have been adequately covered in the expanded “Cash Management and Defensive Investing” risk and the prospectus has been revised accordingly.

36. Transamerica Morgan Stanley Active International Allocation VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section to clarify which index the portfolio seeks to replicate.
Response: Comment accepted. The prospectus has been revised accordingly.

Comment: Confirm the percentage of the portfolio’s investment limitation in emerging markets.
Response: There is no specific percentage limitation on this investment strategy and, as such, no additional disclosure has been added.

Comment: Add emerging markets risk.
Response: Comment accepted. The prospectus has been revised accordingly.

37. Transamerica Morgan Stanley Mid-Cap Growth VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to the range of market capitalization of securities listed in the Russell Midcap Growth Index, and the portfolio’s limitation on investments in small and large cap companies

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Add Large Cap Companies risk.
Response: See above response relating to clone disclosure. Also, the Registrant believes that this risk has been adequately covered in the “Market” risk.

38. Transamerica Multi Managed Large Cap Core VP

Comment: Summary can be more concise. Disclose the “growth” and “value” sections in Item 9 disclosure only.
Response: See above response relating to clone disclosure.

Comment: Add Large Cap Companies risk.
Response: See above response relating to clone disclosure. Also, the Registrant believes that this risk has been adequately covered in the “Market” risk.

39. Transamerica PIMCO Total Return VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to leveraging, liquidity, mortgage-related securities, Rule 144A securities, sovereign debt and stocks to correspond with risks.

Response: See above response relating to clone disclosure.

Comment: Add disclosure to the “Principal Investment Strategies” summary section stating that the portfolio may invest all of its assets in derivative instruments.
Response: Comment accepted. The prospectus has been revised accordingly.

40. Transamerica ProFund UltraBear VP

Comment: Consider moving 2nd and 3rd paragraphs in the “Investment Objective” section to the “Principal Strategies” section.

Response: The Registrant believes the information contained in the paragraphs in question should be prominently placed to. The disclosure was previously reviewed by the SEC staff. Accordingly, no change has been made to the prospectus.

Comment: Revise the prospectus disclosure to include the portfolio’s leveraging and concentration strategies, and move certain information relating to the “Correlation and Compounding” risk to Item 9.

Response: The Registrant notes that the portfolio’s principal strategy and risk disclosure tracks the disclosure contained in the summary prospectus of the sub-adviser’s proprietary fund, and the Registrant does not wish to stray from that disclosure.

Comment: Add derivatives risk.
Response: Comment accepted. The prospectus has been revised accordingly.

41 Transamerica Small/Mid Cap Value VP

Comment: Move the sentence relating to the portfolio’s “prior information” from below the “Annual Average Total Returns” table and include after the “Performance” lead-in paragraph.
Response: Comment accepted. The prospectus has been revised accordingly.

42. Transamerica T. Rowe Price Small Cap VP

Comment: Verify that expenses incurred over 1basis point due to investments in the subsidiary are listed in the fee table under acquired fund fees’ expenses if applicable.
Response: The Registrant so verifies.

Comment: Clarify disclosure: “While the portfolio invests principally in small-cap U.S. common stocks, T. Rowe Price may, to a lesser extent, invest in foreign stocks (up to 10% of total assets), exchange traded funds, stock index futures and options, or other securities and investment strategies in pursuit of its investment objective.” Investment strategies should be specific.

Response: Comment accepted. This sentence has been revised as follows: “While the portfolio invests principally in small-cap U.S. common stocks, T. Rowe Price may, to a lesser extent, invest in foreign stocks (up to 10% of total assets) or exchange traded funds ~~or stock index futures and options, or other securities and investment strategies~~ in pursuit of its investment objective.”

Comment: Update the date and dollar range of companies in the Morgan Stanley Capital International U.S. Small Cap Growth Index.

Response: Comment accepted. The prospectus has been revised accordingly.

43. Transamerica Third Avenue Value VP

Comment: Clarify the definition of “lower-rated bond” and “junk bonds.”

Response: Comment accepted. The Registrant has expanded the “High-Yield Debt Securities” risk disclosure to clarify that high-yield debt securities/junk bonds are securities rated below investment grade (that is, securities rated below Baa/BBB).

44. Transamerica U.S. Government Securities VP

Comment: Add U.S. Government Securities and Zero Coupon Bond risks.

Response: The Registrant believes that the U.S. Government Securities risk has been adequately covered in the expanded “Cash Management and Defensive Investing” risk; the Zero Coupon Bond risk has been added prospectus.

45. Transamerica WMC Diversified Growth VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to the portfolio’s focused strategy and investments in fixed-income securities to correspond with risks.

Response: This portfolio is a clone of a retail fund in the Transamerica fund family (a series of Transamerica Funds). The Registrant wishes to keep the disclosure consistent with the Transamerica Funds prospectus, which was updated and printed on March 1, 2010 and was reviewed by the SEC staff. The Registrant will consider making revisions consistent with the staff’s comment during the course of the portfolio’s next ordinary annual update.

Comment: Add Large Cap Companies risk.
Response: See above response relating to clone disclosure. Also, the Registrant believes that this risk has been adequately covered in the “Market” risk.

46. Transamerica WMC Diversified Growth II VP

Comment: Add disclosure to the “Principal Investment Strategies” summary section relating to the portfolio’s focused strategy and investments in fixed-income securities to correspond with risks.
Response: See above response.

Comment: Add Large Cap Companies risk.
Response: See above response.

SAI Comments:

Comment: Supplementally verify the voting instruction procedures relating to the policy or contract owners.

Response: The insurance companies vote portfolio shares held in separate accounts for which no timely instructions are received from the holders of variable annuity contracts and variable life insurance policies, as well as shares it owns, in the same proportion as those shares for which such insurance company receives voting instructions.

Comment: Clarify the discussion relating to “confidentiality agreements.”
Response: The Registrant has previously revised the disclosure to clarify the confidentiality obligations of those persons that receive non-public information concerning portfolio holdings.

Comment: Remove the Proxy Voting Procedures for American Century Investment Management, Inc.
Response: Comment accepted. The SAI has been revised accordingly.

On behalf of the Registrant, it is hereby acknowledged:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Please contact me at (727) 299-1803 if you have any questions or require further information with regard to this filing.

Sincerely,

/s/ Margaret A. Cullem-Fiore

Margaret A. Cullem-Fiore
Vice President and Senior Counsel
Transamerica Asset Management, Inc.